SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

COTY INC.
(Name of Issuer)

Class A Common Stock, Par Value $0.01 Per Share
(Title of Class of Securities)

222070203
(CUSIP Number)

Joachim Creus
Cottage Holdco B.V.
Piet Heinkade 55
1019 GM Amsterdam
The Netherlands
Tel.: +31 20 235 50 00
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

Copies To:
Paul T. Schnell, Esq.
Sean C. Doyle, Esq.
Maxim O. Mayer-Cesiano, Esq.
Skadden, Arps, Slate, Meagher & Flom LLP
One Manhattan West
New York, New York 10001
Tel.: (212) 735-3000

November 16, 2020
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

CUSIP No. 222070203
1.	NAMES OF REPORTING PERSONS: Cottage Holdco B.V.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO (See Item 3)
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Netherlands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER
None
	8.	SHARED VOTING POWER
461,299,223 (1) (see Items 4 and 5)
	9.	SOLE DISPOSITIVE POWER
None
	10.	SHARED DISPOSITIVE POWER
461,299,223 (1) (see Items 4 and 5)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 461,299,223 shares of Class A Common Stock (1) (see Items 4 and 5)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 60.2% of Class A Common Stock (2) (see Item 5)
14.	TYPE OF REPORTING PERSON HC

(1) This represents the aggregate voting and dispositive power of shares of Class A Common Stock, par value $0.01 per share (the “Class A Shares”), of Coty Inc. (the “Company”) that may be deemed to be beneficially owned by Cottage Holdco B.V. (“Cottage Holdco”).

(2) The percentage ownership is based upon 765,902,896 Class A Shares issued and outstanding as of October 30, 2020, as set forth in the Quarterly Report on Form 10-Q filed by the Company with the United States Securities and Exchange Commission (the “Commission”) on November 6, 2020. As of the date hereof, after giving effect to conversion of the outstanding shares of Series B Convertible Preferred Stock, par value $0.01 per share (the “Series B Shares”), the Reporting Persons may be deemed to beneficially own approximately 49.5% of the Company’s outstanding Class A Shares.

CUSIP No. 222070203
1.	NAMES OF REPORTING PERSONS: JAB Cosmetics B.V.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO (See Item 3)
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Netherlands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER
None
	8.	SHARED VOTING POWER
461,299,223 (1) (see Items 4 and 5)
	9.	SOLE DISPOSITIVE POWER
None
	10.	SHARED DISPOSITIVE POWER
461,299,223 (1) (see Items 4 and 5)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 461,299,223 shares of Class A Common Stock (see Items 4 and 5)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 60.2% of Class A Common Stock (2) (see Item 5)
14.	TYPE OF REPORTING PERSON HC

(1) Amount consists of 461,299,223 Class A Shares held by Cottage Holdco. JAB Cosmetics may be deemed to have beneficial ownership of such Class A Shares since Cottage Holdco is a direct subsidiary of JAB Cosmetics.

(2) The percentage ownership is based upon 765,902,896 Class A Shares issued and outstanding as of October 30, 2020, as set forth in the Quarterly Report on Form 10-Q filed by the Company with the Commission on November 6, 2020. As of the date hereof, after giving effect to conversion of the outstanding Series B Shares, the Reporting Persons may be deemed to beneficially own approximately 49.5% of the Company’s outstanding Class A Shares.

CUSIP No. 222070203
1.	NAMES OF REPORTING PERSONS: JAB Holdings B.V.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO (See Item 3)
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Netherlands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER
None
	8.	SHARED VOTING POWER
461,299,223 (1) (see Items 4 and 5)
	9.	SOLE DISPOSITIVE POWER
None
	10.	SHARED DISPOSITIVE POWER
461,299,223 (1) (see Items 4 and 5)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 461,299,223 shares of Class A Common Stock (see Items 4 and 5)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 60.2% of Class A Common Stock (2) (see Item 5)
14.	TYPE OF REPORTING PERSON HC

(1) Amount consists of 461,299,223 Class A Shares held by Cottage Holdco. JAB Holdings B.V. (“JAB Holdings”) may be deemed to have beneficial ownership of such Class A Shares since Cottage Holdco is an indirect subsidiary of JAB Holdings.

(2) The percentage ownership is based upon 765,902,896 Class A Shares issued and outstanding as of October 30, 2020, as set forth in the Quarterly Report on Form 10-Q filed by the Company with the Commission on November 6, 2020. As of the date hereof, after giving effect to conversion of the outstanding Series B Shares, the Reporting Persons may be deemed to beneficially own approximately 49.5% of the Company’s outstanding Class A Shares.

CUSIP No. 222070203
1.	NAMES OF REPORTING PERSONS: Agnaten SE
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO (See Item 3)
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Luxembourg

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER
None
	8.	SHARED VOTING POWER
461,299,223 (1) (see Items 4 and 5)
	9.	SOLE DISPOSITIVE POWER
None
	10.	SHARED DISPOSITIVE POWER
461,299,223 (1) (see Items 4 and 5)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 461,299,223 shares of Class A Common Stock (see Items 4 and 5)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 60.2% of Class A Common Stock (2) (see Item 5)
14.	TYPE OF REPORTING PERSON HC

(1) Amount consists of 461,299,223 Class A Shares held by Cottage Holdco. Agnaten SE (“Agnaten”) may be deemed to have beneficial ownership of such Class A Shares since Cottage Holdco is an indirect subsidiary of Agnaten.

(2) The percentage ownership is based upon 765,902,896 Class A Shares issued and outstanding as of October 30, 2020, as set forth in the Quarterly Report on Form 10-Q filed by the Company with the Commission on November 6, 2020.  As of the date hereof, after giving effect to conversion of the outstanding Series B Shares, the Reporting Persons may be deemed to beneficially own approximately 49.5% of the Company’s outstanding Class A Shares.

CUSIP No. 222070203
1.	NAMES OF REPORTING PERSONS: Lucresca SE
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO (See Item 3)
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Luxembourg

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER
None
	8.	SHARED VOTING POWER
461,299,223 (1) (see Items 4 and 5)
	9.	SOLE DISPOSITIVE POWER
None
	10.	SHARED DISPOSITIVE POWER
461,299,223 (1) (see Items 4 and 5)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 461,299,223 shares of Class A Common Stock (see Items 4 and 5)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 60.2% of Class A Common Stock (2) (see Item 5)
14.	TYPE OF REPORTING PERSON HC

(1) Amount consists of 461,299,223 Class A Shares held by Cottage Holdco. Lucresca SE (“Lucresca”) may be deemed to have beneficial ownership of such Class A Shares since Cottage Holdco is an indirect subsidiary of Lucresca.

(2) The percentage ownership is based upon 765,902,896 Class A Shares issued and outstanding as of October 30, 2020, as set forth in the Quarterly Report on Form 10-Q filed by the Company with the Commission on November 6, 2020. As of the date hereof, after giving effect to conversion of the outstanding Series B Shares, the Reporting Persons may be deemed to beneficially own approximately 49.5% of the Company’s outstanding Class A Shares.

Explanatory Note

This statement on Schedule 13D/A constitutes Amendment No. 2 (this “Amendment No. 2”) to and amends and supplements the prior statement on Schedule 13D as filed on May 1, 2019, as amended by Amendment No. 1 filed on March 19, 2020 (as so amended, the “Schedule 13D”), by (i) Cottage Holdco B.V., a private limited liability company (besloten vennootschap met beperkte aansprakelijkheid) organized under the laws of the Netherlands (“Cottage Holdco”), (ii) JAB Cosmetics B.V., a private limited liability company (besloten vennootschap met beperkte aansprakelijkheid) organized under the laws of the Netherlands (“JAB Cosmetics”), (iii) JAB Holdings B.V., a private limited liability company (besloten vennootschap met beperkte aansprakelijkheid) organized under the laws of the Netherlands (“JAB Holdings”), (iv) Agnaten SE, a private company incorporated under the laws of Luxembourg (“Agnaten”) and (v) Lucresca SE, a private company incorporated under the laws of Luxembourg (“Lucresca” and together with Cottage Holdco, JAB Cosmetics, JAB Holdings and Agnaten, the “Reporting Persons”).

Item 2.	Identity and Background.

Item 2 is hereby amended and supplemented as follows:

The name, business address and present principal occupation or employment of each executive officer and director of Cottage Holdco, JAB Cosmetics, JAB Holdings, Agnaten and Lucresca are set forth on Schedule A hereto.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and supplemented as follows:

Peter Harf, a director of certain of the Reporting Persons, has advised the Reporting Persons that on November 16, 2020, HFS Holdings S.a r.l. (“HFS”), a private limited liability company incorporated under the laws of Luxembourg that is beneficially owned by Mr. Harf, entered into a Purchase and Sale Agreement (the “Purchase Agreement”) with KKR Rainbow Aggregator L.P. and certain of its affiliated investment funds (the “Sellers”), pursuant to which HFS agreed to purchase from the Sellers, in exchange for an aggregate purchase price of $150,000,539 ($1,027 per share), 146,057 shares of Series B Convertible Preferred Stock, par value $0.01 per share (the “Series B Shares”), of Coty Inc. (the “Company”) that were issued on July 31, 2020 and all Accrued Dividends thereon (as defined in the Series B Certificate of Designations) (the “Series B Purchase”). The Series B Shares are convertible into shares of Class A Common Stock, par value $0.01 per share (the “Class A Shares” and together with the Series B Shares, the “Shares”), of the Company. The Series B Purchase, which is subject to customary closing conditions, including the expiration or termination of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, is expected to close on August 27, 2021. The Series B Purchase will be funded by HFS from its available liquid assets.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended and supplemented as follows:

Mr. Harf has advised the Reporting Persons that HFS entered into the Purchase Agreement to effect the Series B Purchase based on Mr. Harf’s belief that the Shares of the Company represent an attractive investment opportunity. Depending upon overall market conditions, other investment opportunities available to Mr. Harf, and the availability of Shares at prices that would make the purchase or sale of Shares desirable, Mr. Harf may endeavor to increase or decrease his position in the Company through, among other things, the purchase or sale of Shares on the open market or in private transactions or otherwise, on such terms and at such times as Mr. Harf may deem advisable.

Item 5.	Interest in Securities of the Issuer.

Item 5 is hereby amended and supplemented as follows:

(a) – (b) The Reporting Persons may be deemed to beneficially own, in the aggregate, 461,299,223 Class A Shares, representing approximately 60.2% of the Company’s outstanding Class A Shares (based upon 765,902,896 Class A Shares issued and outstanding as of October 30, 2020, as set forth in the Quarterly Report on Form 10-Q filed by the Company with the United States Securities and Exchange Commission (the “Commission”) on November 6, 2020). As of the date hereof, after giving effect to conversion of the outstanding Series B Shares, the Reporting Persons may be deemed to beneficially own approximately 49.5% of the Company’s outstanding Class A Shares.

Cottage Holdco has voting power and dispositive power with regard to 461,299,223 Class A Shares. JAB Cosmetics, JAB Holdings, Agnaten and Lucresca, by virtue of their relationships to Cottage Holdco, may be deemed to indirectly beneficially own (as that term is defined in Rule 13d-3 under the Exchange Act) the Class A Shares which Cottage Holdco directly beneficially owns.

As of the date hereof, Mr. Harf has sole voting and investment power with respect to 12,324,548 Class A Shares and, as a result of HFS’s entry into the Purchase Agreement, may be deemed to share the investment power with respect to the Series B Shares that HFS will acquire in the Series B Purchase. As a result, after giving effect to the Series B Purchase, Mr. Harf may be deemed to beneficially own, in the aggregate, 36,353,370 Class A Shares (comprised of 12,324,548 Class A Shares and 24,028,822 Class A Shares issuable upon conversion of Series B Shares acquired in the Series B Purchase), representing approximately 4.6% of the Company’s outstanding Class A Shares (based upon, (i) 765,902,896 Class A Shares issued and outstanding as of October 30, 2020, as set forth in the Quarterly Report on Form 10-Q filed by the Company with the Commission on November 6, 2020, and (ii) the 146,057 Series B Shares that HFS will acquire in the Series B Purchase).

Each Series B Share is convertible at any time at the option of the holder thereof into (i) the number of Class A Shares equal to the quotient of (A) the sum of the liquidation preference and any accrued dividends with respect to such Series B Share as of the applicable conversion date divided by (B) the conversion price as of the applicable conversion date plus (ii) cash in lieu of fractional shares. The initial conversion price was a dollar amount equal to $1,000 divided by the initial conversion rate of 160.2564, or approximately $6.24 per share. The conversion rate is subject to adjustment from time to time upon the occurrence of certain customary events in accordance with the terms of the Certificate of Designations of the Series B Shares. Dividends are payable in cash, by increasing the amount of accrued dividends with respect to a Series B Share, or any combination thereof, at the sole discretion of the Company. All of the computations and share amounts used herein do not give effect to any accretion on the Series B Shares after the date hereof. As of the date hereof, each Series B Share issued on July 31, 2020 is convertible into 164.516740 Class A Shares, as calculated in accordance with the Certificate of Designations of the Series B Shares filed by the Company with the Commission on May 26, 2020.

Except as set forth in this Item 5(a), none of the Reporting Persons, and, to the best knowledge of the Reporting Persons, none of the persons named in Schedule A hereto, beneficially owns any Shares.

(c) Except as set forth above and in this Item 5(c), none of the Reporting Persons, and to the best knowledge of the Reporting Persons, none of the persons named in Schedule A hereto, has effected any transactions in the Shares during the past 60 days.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 is hereby amended and supplemented as follows:

Mr. Harf has advised the Reporting Persons that in connection with the Series B Purchase referred to in Item 3 above, HFS entered into the Purchase Agreement with the Sellers on November 16, 2020.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 16, 2020

COTTAGE HOLDCO B.V. JAB HOLDINGS B.V.

By:	/s/ Joachim Creus
Name:	Joachim Creus
Title:	Managing Director

By:	/s/ Frank Engelen
Name:	Frank Engelen
Title:	Managing Director

JAB COSMETICS B.V.

By:	/s/ Joachim Creus
Name:	Joachim Creus
Title:	Managing Director of JAB Holdings B.V. as Managing Director of JAB Cosmetics B.V.

By:	/s/ Frank Engelen
Name:	Frank Engelen
Title:	Managing Director of JAB Holdings B.V. as Managing Director of JAB Cosmetics B.V.

AGNATEN SE
LUCRESCA SE

By:	/s/ Joachim Creus
Name:	Joachim Creus
Title:	Authorized Representative

SCHEDULE A

Cottage Holdco B.V.

Set forth below is a list of the directors and executive officers of Cottage Holdco B.V. as of November 16, 2020, their present principal occupations or employment, and citizenship.

NAME	PRINCIPAL OCCUPATION OR EMPLOYMENT	BUSINESS ADDRESS	CITIZENSHIP

Frank Engelen	Managing Director	Piet Heinkade 55, 1019 GM Amsterdam, the Netherlands	The Netherlands

Joachim Creus	Managing Director	Piet Heinkade 55, 1019 GM Amsterdam, the Netherlands	Belgium

JAB Cosmetics B.V.

Set forth below is a list of the directors and executive officers of JAB Cosmetics B.V. as of November 16, 2020, their present principal occupations or employment, and citizenship.

NAME	PRINCIPAL OCCUPATION OR EMPLOYMENT	BUSINESS ADDRESS	CITIZENSHIP

JAB Holdings B.V.	Managing Director	Piet Heinkade 55, 1019 GM Amsterdam, the Netherlands	The Netherlands

JAB Holdings B.V.

Set forth below is a list of the directors and executive officers of JAB Holdings B.V. as of November 16, 2020, their present principal occupations or employment, and citizenship.

NAME	PRINCIPAL OCCUPATION OR EMPLOYMENT	BUSINESS ADDRESS	CITIZENSHIP

Frank Engelen	Managing Director	Piet Heinkade 55, 1019 GM Amsterdam, the Netherlands	The Netherlands

Joachim Creus	Managing Director	Piet Heinkade 55, 1019 GM Amsterdam, the Netherlands	Belgium

Olivier Goudet	Supervisory Director	Piet Heinkade 55 1019 GM Amsterdam, the Netherlands	France

Peter Harf	Supervisory Director	Piet Heinkade 55 1019 GM Amsterdam, the Netherlands	Germany

Agnaten SE

Set forth below is a list of the directors and executive officers of Agnaten SE as of November 16, 2020, their present principal occupations or employment, and citizenship.

NAME	PRINCIPAL OCCUPATION OR EMPLOYMENT	BUSINESS ADDRESS	CITIZENSHIP

Peter Harf	Sole Managing Director and Administrative Board Member	4 rue Jean Monnet L-2180 Luxembourg	Germany

Martin Haas	Administrative Board Member	4 rue Jean Monnet L-2180 Luxembourg	Austria

Wolfgang Reimann	Administrative Board Member	4 rue Jean Monnet L-2180 Luxembourg	Austria

Stefan Reimann-Andersen	Administrative Board Member	4 rue Jean Monnet L-2180 Luxembourg	Austria

Matthias Reimann-Andersen	Administrative Board Member	4 rue Jean Monnet L-2180 Luxembourg	Austria

Lucresca SE

Set forth below is a list of the directors and executive officers of Lucresca SE as of November 16, 2020, their present principal occupations or employment, and citizenship.

NAME	PRINCIPAL OCCUPATION OR EMPLOYMENT	BUSINESS ADDRESS	CITIZENSHIP

Peter Harf	Sole Managing Director and Administrative Board Member	4 rue Jean Monnet L-2180 Luxembourg	Germany

Martin Haas	Administrative Board Member	4 rue Jean Monnet L-2180 Luxembourg	Austria

Wolfgang Reimann	Administrative Board Member	4 rue Jean Monnet L-2180 Luxembourg	Austria

Stefan Reimann-Andersen	Administrative Board Member	4 rue Jean Monnet L-2180 Luxembourg	Austria

Matthias Reimann-Andersen	Administrative Board Member	4 rue Jean Monnet L-2180 Luxembourg	Austria